As filed with the Securities and Exchange Commission on June 1, 2006

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MENTOR GRAPHICS CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Oregon	Mentor Graphics Corporation 8005 SW Boeckman Road Wilsonville, Oregon 97070-7777 (503) 685-7000	93-0786033
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification Number)

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 SW Boeckman Road

Wilsonville, Oregon 97070-7777

(503) 685-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
6.25% Convertible Subordinated Debentures due 2026	$200,000,000	100%	$200,000,000	$21,400
Common Stock, no par value per share	11,130,900 shares(2)	—	—	—

(1)	Equals the aggregate principal amount of the debentures being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Represents the number of shares of common stock that are currently issuable upon conversion of the debentures. Pursuant to Rule 416(a) under the Securities Act, this registration statement shall be deemed to cover any additional number of shares of common stock as may be issued from time to time upon conversion of the debentures to prevent dilution as a result of stock splits, stock dividends or similar transactions. No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).

PROSPECTUS

$200,000,000

6.25% Convertible Subordinated Debentures due 2026

The Offering:

In March 2006, we issued and sold $200,000,000 aggregate principal amount of our 6.25% Convertible Subordinated Debentures due 2026 at an issue price of $1,000 per debenture. This prospectus will be used by selling security holders to resell the debentures and the common stock issuable upon conversion of the debentures. Additional selling security holders may be named by prospectus supplement. The debentures are our unsecured obligations, subordinated in right of payment to all our existing and future Senior Debt, as defined in this prospectus.

The debentures accrue interest at a rate of 6.25% per annum. Interest is payable semiannually in arrears in cash on March 1 and September 1 of each year, beginning September 1, 2006 unless the debentures are earlier redeemed or converted.

Convertibility of the Debentures:

Holders may convert their debentures based on a conversion rate of 55.6545 shares of our common stock per $1,000 principal amount of debentures (which is equal to an initial conversion price of approximately $17.97 per share), subject to adjustment, only under the following circumstances: (1) if the closing price of our common stock reaches, or the trading price of the debentures falls below, specified thresholds; (2) if the debentures are called for redemption; (3) if specified distributions to holders of our common stock occur; (4) if a fundamental change occurs; or (5) during the ten trading days prior to, but not on, the maturity date. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of debentures a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this prospectus, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. If a holder elects to convert its debentures in connection with a fundamental change that occurs prior to March 6, 2011, the holder will also be entitled to receive a make whole premium upon conversion in some circumstances.

Repurchase of the Debentures by Us at the Option of the Holder:

Holders may require us to purchase for cash all or a portion of their debentures on March 1, 2013, 2016 and 2021 at a repurchase price equal to 100% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest, if any, to the repurchase date. In addition, if we experience a fundamental change, holders may require us to repurchase for cash all or any portion of their debentures, subject to specified exceptions, at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest, if any, to the repurchase date.

Redemption of the Debentures at Our Option:

We may redeem for cash all or a portion of the debentures at any time on or after March 6, 2011, at specified prices plus accrued and unpaid interest, if any, to the redemption date.

Our common stock is quoted on the Nasdaq National Market under the symbol “MENT.” On May 31, 2006, the last quoted sale price of our common stock was $12.57 per share.

Investing in the debentures involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2006.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the sections entitled “Risk Factors” and “Prospectus Summary” and elsewhere in, or incorporated by reference in, this prospectus regarding our future financial position, our business strategy and our management’s plan and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section “Risk Factors” and elsewhere in, and incorporated by reference in, this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update forward-looking statements.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the debentures. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements, which are incorporated by reference, and the other financial information appearing elsewhere or incorporated by reference in this prospectus.

Mentor Graphics Corporation

Mentor Graphics Corporation is a supplier of electronic design automation (EDA) systems—advanced computer software, emulation hardware systems and intellectual property designs and databases used to automate the design, analysis and testing of electronic hardware and embedded systems software in electronic systems and components. We market our products and services worldwide, primarily to large companies in the communications, computer, consumer electronics, semiconductor, networking, multimedia, military/aerospace and transportation industries. Through the diversification of our customer base among these various customer markets, we attempt to reduce our exposure to fluctuations within each market. We sell and license our products through our direct sales force and a channel of distributors and sales representatives. In addition to our corporate offices in Wilsonville, Oregon, we have sales, support, software development and professional service offices worldwide.

We were incorporated in Oregon in 1981, and our common stock is quoted on the Nasdaq National Market under the symbol “MENT.” Our executive offices are located at 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777. Our telephone number at that address is (503) 685-7000.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the debentures, see “Description of Debentures” in this prospectus.

Issuer	Mentor Graphics Corporation.

Securities Offered	$200,000,000 aggregate principal amount of 6.25% Convertible Subordinated Debentures due 2026.

Maturity Date	March 1, 2026.

Interest and Payment Dates	6.25% per year, payable semiannually in arrears in cash on March 1 and September 1 of each year, beginning September 1, 2006.

Ranking

The debentures are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Debt. The indenture for the debentures does not restrict the amount of Senior Debt or other indebtedness that we or any of our subsidiaries can incur. At March 31, 2006, our Senior Debt totaled approximately $11.4 million. For additional information, see “Description of Debentures—Ranking.”

The debentures are not guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries, including trade payables. At March 31, 2006, our subsidiaries had $124.5 million of indebtedness and other liabilities (excluding intercompany debt).

The debentures rank pari passu with our outstanding Floating Rate Convertible Subordinated Debentures due 2023.

Conversion Rights	Holders may convert their debentures prior to the close of business on the business day before the stated maturity date based on the applicable conversion rate only under the following circumstances:

•	during any calendar quarter beginning after June 30, 2006 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

•	during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of debentures for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate of the debentures;

•	if the debentures have been called for redemption;

•	if specified distributions to holders of our common stock occur;

•	if a fundamental change occurs; or

•	during the ten trading days prior to, but not on, the maturity date.

The initial conversion rate is 55.6545 shares of common stock per $1,000 principal amount of debentures. This is equivalent to an initial conversion price of approximately $17.97 per share of common stock.

Upon conversion of each $1,000 principal amount of debentures, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this prospectus, of a number of shares equal to the conversion rate. If the conversion value exceeds $1,000 on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. In no event will the aggregate number of remaining shares of common stock to be issued upon conversion of any debenture exceed the aggregate share cap of 80 shares per $1,000 principal amount of debentures, subject to adjustment. For additional information, see “Description of Debentures—Conversion Rights.”

Sinking Fund	None.

Optional Redemption by Us

We may not redeem the debentures prior to March 6, 2011. We may redeem some or all of the debentures for cash on or after March 6, 2011, upon at least 20 days’ but not more than 60 days’ notice by mail to holders of debentures at the redemption prices set forth under “Description of Debentures—Optional Redemption by Us.”

Repurchase of the Debentures at Option of the Holder on a Specified Date

You may require us to repurchase all or a portion of your debentures in cash on March 1, 2013, 2016 or 2021, at a repurchase price equal to 100% of the principal amount of the debentures being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. For additional information, see “Description of Debentures—Repurchase at Option of the Holder.”

Repurchase at Holder’s Option upon a Fundamental Change

If a fundamental change occurs, holders will have the right to require us to repurchase for cash all or any portion of their debentures. The fundamental change repurchase price will be 100% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest, if any, to, but not including, the repurchase date. For additional information, see “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Fundamental Change.”

Events of Default	If there is an event of default under the debentures, the principal amount of the debentures, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. For additional information, see “Description of Debentures—Events of Default.”

Make Whole Premium upon a Fundamental Change

If a fundamental change occurs prior to March 6, 2011, we will pay, to the extent described in this prospectus, a make whole premium on debentures converted in connection with a fundamental change by increasing the conversion rate applicable to the debentures. See “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Fundamental Change.”

The amount of the make whole premium, if any, will be based on our common stock price and the effective date of the fundamental change. A description of how the make whole premium will be determined and a table showing the make whole premium that would apply at various common stock prices and fundamental change effective dates are set forth under “Description of Debentures—Make Whole Premium upon a Fundamental Change.”

Use of Proceeds

The selling security holders will receive all of the proceeds from the sale under this prospectus of debentures and the common stock issuable upon conversion of the debentures. We will not receive any proceeds from these sales. For additional information, see “Use of Proceeds.”

Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol “MENT.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our summary consolidated statement of operations data, balance sheet data and other financial data. The summary statement of operations data for the fiscal years ended 2005, 2004 and 2003 are derived from our audited consolidated financial statements and should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2005 incorporated by reference in this prospectus. The summary statement of operations data for the three months ended March 31, 2006 and 2005 and summary balance sheet data as of March 31, 2006 are derived from our unaudited condensed consolidated financial statements and should be read in conjunction with our most recent Quarterly Report on Form 10-Q incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(in thousands, except per share data and ratios)
Statement of Operations Data:
Total revenues	$176,322	$164,334	$705,249	$710,956	$675,668
Expenses:
Cost of revenues	27,800	27,356	110,712	107,557	116,697
Research and development	55,063	51,310	212,676	202,289	184,797
Marketing and selling	66,971	67,575	274,946	267,181	245,170
General and administration	20,919	18,708	76,834	74,255	75,984
Amortization of intangibles assets	1,126	1,122	4,233	3,586	3,883
Emulation litigation settlement	—	—	—	—	20,264
Special charges	5,236	1,313	6,777	9,213	14,120
Merger and acquisition related charges	180	—	750	7,700	1,860

Operating income (loss)	(973)	(3,050)	18,321	39,175	12,893
Other income, net	3,632	3,615	18,469	8,388	5,460
Interest expense	(13,707)	(5,031)	(23,496)	(18,619)	(17,224)

Income (loss) before income taxes	(11,048)	(4,466)	13,294	28,944	1,129
Provision for (benefit from) income taxes	(5,188)	(80)	7,487	49,494	(6,804)

Net income (loss)	$(5,860)	$(4,386)	$5,807	$(20,550)	$7,933

Net income (loss) per share:
Basic	$(0.07)	$(0.06)	$0.07	$(0.28)	$0.12

Diluted	$(0.07)	$(0.06)	$0.07	$(0.28)	$0.11

Weighted average number of shares outstanding:
Basic	80,108	78,007	78,633	72,381	67,680

Diluted	80,108	78,007	80,133	72,381	70,464

Other Financial Data:
Net cash provided by (used in) operating activities	$16,456	$8,426	$44,256	$40,582	$(14,631)
Ratio of earnings to fixed charges(1)	0.32	0.42	1.39	2.02	1.04

As of March 31, 2006
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$120,734
Working capital	122,700
Total assets	1,005,638
Notes payable	276,996
Stockholders’ equity	455,728

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, interest on the sale of trade receivables, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777 Attention: Investor Relations, or call (503) 685-1462 to make your request.

RISK FACTORS

You should consider the risk factors below as well as the other information set forth or incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, our ability to make payments on the debentures could be impaired, the trading price of the debentures and our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

Risks Related to Our Business

Weakness in the United States and international economies may materially adversely impact us.

The United States and international economies can experience economic downturns, which may have a material adverse affect on our results of operations. Weakness in these economies may materially adversely impact the timing and receipt of orders for our products and our results of operations. Revenue levels are dependent on the level of technology capital spending, which includes worldwide expenditures for EDA software, hardware and consulting services. In addition, mergers and company restructurings in the worldwide electronics industry may materially adversely impact demand for our products and services resulting in decreased or delayed capital spending patterns.

We are subject to the cyclical nature of the integrated circuit and electronics systems industries and any future downturns may materially adversely impact us.

Purchases of our products and services are highly dependent upon new design projects initiated by customers in the integrated circuit, or IC, and electronics systems industries. These industries are highly cyclical and are subject to constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The IC and electronics systems industries regularly experience significant downturns, often connected with, or in anticipation of, maturing product cycles within such companies and/or a decline in general economic conditions. These downturns cause diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. During such downturns, the number of new design projects generally decreases, which can materially adversely impact demand for our products and services.

Our forecasts of our revenues and earnings outlook may be inaccurate and could materially adversely impact our business or our planned results of operations.

Our revenues, particularly new software license revenues, are difficult to forecast. We use a “pipeline” system, a common industry practice, to forecast revenues and trends in our business. Sales personnel monitor the status of potential business and estimate when a customer will make a purchase decision, the dollar amount of the sale and the products or services to be sold. These estimates are aggregated periodically to generate a sales pipeline. Our pipeline estimates may prove to be unreliable either in a particular quarter or over a longer period of time, in part because the “conversion rate” of the pipeline into contracts can be very difficult to estimate and requires management judgment. A variation in the conversion rate could cause us to plan or budget incorrectly and materially adversely impact our business or our planned results of operations. In particular, a slowdown in customer spending or weak economic conditions generally can reduce the conversion rate in a particular quarter as purchasing decisions are delayed, reduced in amount or cancelled. The conversion rate can also be affected by the tendency of some of our customers to wait until the end of a quarter in the hope of obtaining more favorable terms.

Fluctuations in quarterly results of operations due to customer seasonal purchasing patterns, the timing of significant orders and the mix of licenses used to sell our products could materially adversely impact our business and the market price of our common stock.

We have experienced, and may continue to experience, varied quarterly operating results. Various factors affect our quarterly operating results and some of these are not within our control, including customer demand and the timing of significant orders. We experience seasonality in demand for our products, due to the purchasing cycles of our customers, with revenues in the fourth quarter generally being the highest. We receive a majority of our software product revenues from current quarter order performance, of which a substantial amount is usually booked in the last few weeks of each quarter. A significant portion of our revenues come from multi-million dollar contracts, the timing of the completion of and the terms of delivery of which can have a material impact on revenue for a given quarter. If we fail to receive expected orders, particularly large orders, our revenues for that quarter could be materially adversely impacted. In such an event, we could fail to meet investors’ expectations, which could have a material adverse impact on our stock price.

Our revenues are also affected by the mix of licenses entered into where we recognize software product revenues as payments become due and payable or ratably over the license term as compared to revenues recognized at the beginning of the license term. We recognize revenues ratably over the license term when the customer is provided with rights to unspecified or unreleased future products. A shift in the license mix toward increased ratable or due and payable revenue recognition would result in increased deferral of software product revenue to future periods and would decrease current revenues, resulting in not meeting near-term revenue expectations.

The gross margin on our software products is greater than that for our hardware products, software support and professional services. Therefore, our gross margin may vary as a result of the mix of products and services sold. Additionally, the gross margin on software products varies year to year depending on the amount of royalties due to third parties for the mix of products sold. We also have a significant amount of fixed or relatively fixed costs, such as employee costs and purchased technology amortization, and costs which are committed in advance and can only be adjusted periodically. As a result, a small failure to reach planned revenues would likely have a relatively large negative effect on resulting earnings. If anticipated revenues do not materialize as expected, our gross margins and operating results would be materially adversely impacted.

Customer payment defaults could materially adversely impact us.

We use fixed-term license agreements as a standard business practice with customers we believe are credit-worthy. These multi-year, multi-element term license agreements are typically three years in length and have payments spread over the license term. The complexity of these agreements tends to increase the risk associated with collectibility from customers that can arise for a variety of reasons including ability to pay, product dissatisfaction, disagreements and disputes. If we are unable to collect under any of these multi-million dollar agreements, our results of operations could be materially adversely impacted. We use these fixed-term license agreements as a standard business practice and have a history of successfully collecting under the original payment terms without making concessions on payments, products or services. If we no longer had a history of collecting without providing concessions on term agreements, then revenue would be required to be recognized as the payments become due and payable over the license term. This change would have a material impact on our results.

Accounting rules governing revenue recognition may change.

The accounting rules governing software revenue recognition have been subject to authoritative interpretations that have generally made it more difficult to recognize software product revenues at the beginning of the license period. If this trend continues, new and revised standards and interpretations could materially adversely impact our ability to meet revenue expectations.

Forecasting our tax rates is complex and subject to uncertainty.

Forecasts of our income tax position and resultant effective tax rate are complex and subject to uncertainty as our income tax position for each year combines: (a) the effects of a mix of profits (losses) earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, (b) benefits from available deferred tax assets, (c) taxes, interest or penalties resulting from tax audits and (d) changes in tax laws or the interpretation of such tax laws. In order to forecast our global tax rate, pre-tax profits and losses by jurisdiction are estimated and tax expense by jurisdiction is calculated. If the mix of profits and losses or effective tax rates by jurisdiction are different than those estimates, our actual tax rate could be materially different than forecast.

New accounting standards related to equity compensation now cause us to recognize an additional expense, which results in a reduction in our net income.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25, relating to the accounting for equity-based compensation. This statement requires us to record a charge to compensation expense for stock option grants. Starting in January 2006, the FASB’s statement requires that stock-based awards be accounted for using a fair-value based method, which requires us to measure the compensation expense for all such awards, including stock options, at fair-value at the grant date. This new expense adversely affects comparability of 2006 results with those of prior years.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both costs and the risk of noncompliance, which could have a material adverse impact on us.

Because our common stock is publicly traded on the Nasdaq National Market, we are subject to rules and regulations promulgated by a number of governmental and self-regulated organizations, including the SEC, NASDAQ and the Public Company Accounting Oversight Board, which monitors the accounting practices of public companies. Many of these regulations continue to evolve, making compliance difficult and uncertain. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations have required us to include a management assessment of our internal controls over financial reporting and auditor attestation of that assessment in our annual reports. This effort has required, and continues to require, the commitment of significant financial and managerial resources. A failure to complete a favorable assessment and obtain an auditors’ attestation could have a material adverse impact on us.

The outcome of Internal Revenue Service and other tax authorities’ examinations could have a material adverse affect on us.

The Internal Revenue Service and other tax authorities regularly examine our income tax returns. Significant judgment is required in determining the provision for income taxes. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes resulting from the Internal Revenue Service and other tax authorities’ examinations. The ultimate outcome of these examinations cannot be predicted with certainty. Should the Internal Revenue Service or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could have a material impact on the results of operations, financial position or cash flows.

There are limitations on the effectiveness of controls.

We do not expect that disclosure controls or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

The lengthy sales cycle for our products and services and delay in customer consummation of projects make the timing of our revenues difficult to predict.

We have a lengthy sales cycle that generally extends between three and six months. A lengthy customer evaluation and approval process is generally required due to the complexity and expense associated with our products and services. Consequently, we may incur substantial expenses and devote significant management effort and expense to develop potential relationships that do not result in agreements or revenues and may prevent us from pursuing other opportunities. In addition, sales of our products and services may be delayed if customers delay approval or commencement of projects due to customers’ budgetary constraints, internal acceptance review procedures, timing of budget cycles or timing of competitive evaluation processes.

Any loss of our leadership position in certain segments of the EDA market could have a material adverse affect on us.

The industry in which we compete is characterized by very strong leadership positions in specific segments of the EDA market. For example, one company may enjoy a large percentage of sales in the physical verification segment of the market while another may have a similarly strong position in mixed-signal simulation. These strong leadership positions can be maintained for significant periods of time as the software is difficult to master and customers are disinclined to make changes once their employees, as well as others in the industry, have developed familiarity with a particular software product. For these reasons, much of our profitability arises from niche areas in which we are the strong leader. Conversely, it is difficult for us to achieve significant profits in niche areas where other companies are the leaders. If for any reason we lose our leadership position in a niche, we could be materially adversely impacted.

We may not realize revenues as a result of our investments in research and development.

We incur substantial expense to develop new software products. Research and development activities are often performed over long periods of time. This effort may not yield a successful product offering or the product may not satisfy customer requirements. As a result, we would realize little or no revenues related to our investment in research and development.

Intense competition in the EDA industry could materially adversely impact us.

Competition in the EDA industry is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. If our competitors offer significant discounts on certain products, we may need to lower our prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce margins and could materially adversely impact our operating results. Any broad-based changes to our prices and pricing policies could cause new software license and service revenues to decline or be delayed as the sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products for promotional purposes or as a long-term pricing strategy. These practices could significantly constrain prices we can charge for our products. Our success depends upon our ability to acquire or develop and market products and services that are innovative and cost-competitive and that meet customer expectations.

We currently compete primarily with two large companies: Cadence Design Systems, Inc. and Synopsys, Inc. We also compete with numerous smaller companies, a number of which have combined with other EDA companies. We also compete with manufacturers of electronic devices that have developed, or have the capability to develop, their own EDA products internally.

We may acquire other companies and may not successfully integrate them.

The industry in which we compete has seen significant consolidation in recent years. During this period, we have acquired numerous businesses and have frequently been in discussions with potential acquisition candidates, and we may acquire other businesses in the future. While we expect to carefully analyze all potential transactions before committing to them, we cannot assure that any transaction that is completed will result in long-term benefits to us or our shareholders or that our management will be able to manage the acquired businesses effectively. In addition, growth through acquisition involves a number of risks. If any of the following events occurs after we acquire another business, it could materially adversely impact us:

•	difficulties in combining previously separate businesses into a single unit;

•	the substantial diversion of management’s attention from day-to-day business when integrating the acquired business;

•	the discovery after the acquisition has been completed of previously unknown liabilities assumed with the acquired business;

•	the failure to realize anticipated benefits, such as cost savings and increases in revenues;

•	the failure to retain key personnel of the acquired business;

•	difficulties related to assimilating the products of an acquired business in, for example, distribution, engineering and customer support areas;

•	unanticipated costs;

•	adverse impacts on existing relationships with suppliers and customers; and

•	the failure to understand and compete effectively in markets in which we have limited experience.

Acquired businesses may not perform as projected, which could result in impairment of acquisition-related intangible assets. Additional challenges include integration of sales channels, training and education of the sales force for new product offerings, integration of product development efforts, integration of systems of internal controls and integration of information systems. Accordingly, in any acquisition there will be uncertainty as to the achievement and timing of projected synergies, cost savings and sales levels for acquired products. All of these factors can impair our ability to forecast, meet revenues and earnings targets and manage effectively our business for long-term growth. We cannot assure you that we can effectively meet these challenges.

Risks of international operations and the effects of foreign currency fluctuations can materially adversely impact our business and operating results.

We realize more than half of our revenues from customers outside the United States and we generate approximately one-third of our expenses outside the United States. Significant changes in exchange rates can have an adverse impact on us. In addition, international operations subject us to other risks including longer receivables collection periods, changes in a specific country’s or region’s economic or political conditions, trade protection measures, import or export licensing requirements, loss or modification of exemptions for taxes and tariffs, limitations on repatriation of earnings and difficulties with licensing and protecting our intellectual property rights.

The delay in production of components or the ordering of excess components for our emulation hardware products could materially adversely impact us.

The success of our emulation product depends on our ability to procure hardware components on a timely basis from a limited number of suppliers, assemble and ship systems on a timely basis with appropriate quality control, develop distribution and shipment processes, manage inventory and related obsolescence issues, and develop processes to deliver customer support for hardware. Our inability to be successful in any of the foregoing could materially adversely impact us.

We commit to purchase component parts from suppliers based on sales forecasts of our emulation products. If we cannot change or be released from these non-cancelable purchase commitments, and if orders for our products do not materialize, we could incur significant costs related to the purchase of excess components which could become obsolete before we can use them. Additionally, a delay in production of the components could materially adversely impact our operating results.

Our failure to adequately protect our proprietary rights or to obtain software or other intellectual property licenses could materially adversely impact us.

Our success depends, in large part, upon our proprietary technology. We generally rely on patents, copyrights, trademarks, trade secret laws, licenses and restrictive agreements to establish and protect our proprietary rights in technology and products. Despite precautions we may take to protect our intellectual property, we cannot assure you that third parties will not try to challenge, invalidate or circumvent these protections. The companies in the EDA industry, as well as entities and persons outside the industry, are obtaining patents at a rapid rate. Many of these entities have substantially larger patent portfolios than we have. As a result, we may on occasion be forced to engage in costly patent litigation to protect our rights or defend our customers’ rights. We may also need to settle these claims on terms that are unfavorable; such settlements could result in the payment of significant damages or royalties, or force us to stop selling or redesign one or more products. We cannot assure you that the rights granted under our patents will provide us with any competitive advantage, that patents will be issued on any of our pending applications or that future patents will be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as United States law protects these rights in the United States.

Some of our products include software or other intellectual property licensed from third parties, and we may have to seek new licenses or renew existing licenses for software and other intellectual property in the future. Our failure to obtain software or other intellectual property licenses or rights on favorable terms could materially adversely impact us.

Intellectual property infringement by or against us could materially adversely impact us.

There are numerous patents held by us and our competitors in the EDA industry, and new patents are being issued at a rapid rate. It is not always economically practicable or possible to determine in advance whether a product or any of its components infringes the patent rights of others. As a result, from time to time, we may be forced to respond to, or prosecute, intellectual property infringement claims to protect our rights or defend a customer’s rights. These claims, regardless of merit, could consume valuable management time, result in costly litigation and cause product shipment delays, all of which could materially adversely impact us. In settling these claims, we may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing agreements, if available, may not have terms acceptable to us. Any potential intellectual property litigation could force us to do one or more of the following:

•	pay damages to the party claiming infringement;

•	stop licensing, or providing services that use, the challenged intellectual property;

•	obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms; or

•	redesign the challenged technology, which could be time-consuming and costly.

If we were forced to take any of these actions, our business could be materially adversely impacted.

Future litigation may materially adversely impact us.

Any future litigation may result in injunctions against future product sales and substantial unanticipated legal costs and divert the efforts of management personnel, any and all of which could materially adversely impact us.

We may become subject to unfair hiring claims, which could prevent us from hiring needed employees, incur liability for damages or incur substantial unanticipated legal costs.

Companies whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of confidential information or trade secrets. These claims could prevent us from hiring needed employees. They may result in us incurring liability for damages and/or substantial unanticipated legal costs. These claims also may divert the efforts of management personnel from our operations.

Errors or defects in our products and services could expose us to liability and harm our reputation.

Our customers use our products and services in designing and developing products that involve a high degree of technological complexity and have unique specifications. Due to the complexity of the systems and products with which we work, some of our products and designs can be adequately tested only when put to full use in the marketplace. As a result, our customers or their end users may discover errors or defects in our software or the systems we design, or the products or systems incorporating our designs and intellectual property may not operate as expected. Errors or defects could result in:

•	loss of current customers and loss of, or delay in, revenue and loss of market share;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources to resolve the problems resulting from errors or defects; and

•	increased service costs.

Our failure to attract and retain key employees may harm us.

We depend on the efforts and abilities of our senior management, our research and development staff and a number of other key management, sales, support, technical and services personnel. Competition for experienced, high-quality personnel is intense, and we cannot assure you that we can continue to recruit and retain such personnel. The failure by us to hire and retain such personnel would impair our ability to develop new products and manage our business effectively.

Regulations adopted by the Nasdaq National Market require stockholder approval for new stock option plans and significant amendments to existing plans, including increasing the number of options available for grant. These regulations could make it more difficult for us to grant equity compensation to employees in the future. To the extent that these regulations make it more difficult or expensive to grant equity compensation to employees, we may incur increased compensation costs or find it difficult to attract and retain employees, which could materially adversely impact us.

Terrorist attacks and other acts of violence or war may materially adversely impact the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations and investment in our business. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel more difficult and expensive and ultimately affect our revenues.

Any armed conflict entered into by the United States could have an adverse impact on our revenues and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result from an armed conflict and could negatively impact our business. We currently have operations in Pakistan, Egypt and Israel, countries that may be particularly susceptible to this risk. The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse impact on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in volatility of the market price for our common stock.

Our articles of incorporation, Oregon law and our shareholder rights plan may have anti-takeover effects.

Our board of directors has the authority, without action by the shareholders, to designate and issue up to 1,200,000 shares of incentive stock in one or more series and to designate the rights, preferences and privileges of each series without any further vote or action by the shareholders. Additionally, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over us. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of the board of directors. In February 1999, we adopted a shareholder rights plan which has the effect of making it more difficult for a person to acquire control of us in a transaction not approved by our board of directors. The potential issuance of incentive stock, the provisions of the Oregon Control Share Act and the Business Combination Act and our shareholder rights plan may have the effect of delaying, deferring or preventing a change of control of us, may discourage bids for our common stock at a premium over the market price of our common stock and may materially adversely impact the market price of, and the voting and other rights of the holders of, our common stock.

Our debt obligations expose us to risks that could materially adversely impact our business, operating results and financial condition, and could prevent us from fulfilling our obligations under such indebtedness.

We have a substantial level of indebtedness. As of March 31, 2006, we had $288.0 million of outstanding indebtedness, which includes $76.6 million of Floating Rate Convertible Subordinated Debentures due 2023 (Floating Rate Debentures) and $200 million of 6.25% Convertible Subordinated Debentures due 2026 (6.25% Debentures). This level of indebtedness among other things, could:

•	make it difficult for us to satisfy our payment obligations on our debt;

•	make it difficult for us to incur additional indebtedness or obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	make us more vulnerable in the event of a downturn in our business;

•	make us more vulnerable in the event of an increase in interest rates if we must incur new debt to satisfy our obligations under the Floating Rate Debentures and 6.25% Debentures; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

If we experience a decline in revenues due to any of the factors described in this section entitled “Risk Factors,” we could have difficulty paying amounts due on our indebtedness. Any default under our indebtedness could have a material adverse impact on our business, operating results and financial condition.

Risks Related to the Debentures

Our indebtedness could adversely affect our financial condition, and we may incur substantially more debt.

As of March 31, 2006, we had $288.0 million aggregate principal amount of consolidated indebtedness. Our indebtedness could adversely affect us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.

In addition, the debentures require the dedication of a substantial portion of our cash flow from operations to the payment of the principal of, and interest on, our existing and future indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes.

We may incur additional indebtedness in the future. The terms of the debentures do not, and the terms of our existing and future indebtedness may not, prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

The debentures are subordinated to all of our senior indebtedness.

The debentures are our unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness, and rank pari passu with our outstanding Floating Rate Convertible Subordinated Debentures due 2023. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default and in specific other events, our assets will be available to pay obligations on the debentures only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The indenture governing the debentures does not prohibit or limit the incurrence of senior indebtedness by us or the incurrence of other indebtedness and liabilities by us. The incurrence of additional indebtedness and liabilities could adversely affect our ability to pay our obligations on the debentures. As of March 31, 2006, we had approximately $11.4 million of outstanding senior indebtedness. We anticipate that from time to time we may incur additional indebtedness, including senior indebtedness.

In addition, the debentures are not guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries, including trade payables. As of March 31, 2006, our subsidiaries had approximately $124.5 million of outstanding indebtedness and other liabilities (excluding intercompany debt).

The debentures are not protected by restrictive covenants.

The indenture governing the debentures does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a fundamental change except as described under “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Fundamental Change.”

We may not have the ability to repurchase or convert the debentures.

Upon the occurrence of a fundamental change, we would be required under the indenture governing the debentures to repurchase up to all outstanding debentures at the option of the holders of such debentures. In addition, you may require us to repurchase your debentures on March 1, 2013, 2016 or 2021. Upon a conversion of the debentures, we are required to pay up to the principal amount of the debentures in cash. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all debentures tendered by the holders or to pay the required cash amounts upon a conversion. A fundamental change would also constitute an event of default under our credit agreement, which would prohibit us from repurchasing any debentures. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain similar restrictions and provisions. If we do not obtain a consent to the repurchase of the debentures, we may remain prohibited from repurchasing the debentures. Any failure to repurchase the debentures when required or to pay cash upon conversion will result in an event of default under the indenture. For more information, see “Description of Debentures—Repurchase at Option of the Holder” and “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Fundamental Change.”

The conditional conversion feature of the debentures could result in you receiving less than the value of the common stock into which a debenture is convertible.

The debentures are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your debentures, and you may not be able to receive the value of the common stock into which the debentures would otherwise be convertible.

The make whole premium that may be payable upon conversion in connection with a fundamental change may not adequately compensate you for the lost option time value of your debentures as a result of such fundamental change.

If you convert debentures in connection with a fundamental change that occurs prior to March 6, 2011, we may be required to pay a make whole premium by increasing the conversion rate. The make whole payment is described under “Description of Debentures—Make Whole Premium upon a Fundamental Change.” While the make whole premium is designed to compensate you for the lost option time value of your debentures as a result of a fundamental change, the make whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if a fundamental change occurs on or after March 6, 2011, or in some other cases described below under “Description of Debentures—Make Whole Premium upon a Fundamental Change,” there will be no such make whole premium.

You cannot be sure that a public market will develop for the debentures.

On March 3, 2006, we issued the debentures to the initial purchasers in a private placement. The debentures are eligible for PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers. However, the debentures resold pursuant to this prospectus will no longer be eligible for the PORTAL market. As a result, there may be a limited market for the debentures. We do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system.

A public market may not develop for the debentures. Although the initial purchasers have advised us that they intend to make a market in the debentures, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended. Accordingly, we cannot assure you that any market for the debentures will develop or, if one does develop, that it will be maintained. If a public market for the debentures fails to develop or be sustained, the trading price of the debentures could be materially adversely affected.

In addition, the liquidity and the market price of the debentures may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. The market price of the debentures may also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors, including those described in this “Risk Factors” section. As a result, you cannot be sure that a public market will develop for the debentures.

Volatile trading prices may require you to hold the debentures for an indefinite period of time.

If a market develops for the debentures, the debentures might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions, our declaration of dividends (particularly in light of changes that have occurred in recent years, as well as changes that might occur in future years, in the treatment of dividends under U.S. tax laws) and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the debentures may be subject to such fluctuations or disruptions, which could have an adverse effect on the price of the debentures. You should be aware that you may be required to bear the financial risk of an investment in the debentures for an indefinite period of time.

The price of our common stock continues to be highly volatile.

Based on the trading history of our common stock, we believe that the following factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially and are likely to have an effect on the trading price of the debentures:

•	quarterly fluctuations in our operating and financial results;

•	announcements of new technologies, products and/or pricing by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	changes in the ratings of our debentures or other securities;

•	developments with respect to intellectual property disputes;

•	the pace of development of our new products and services; and

•	general conditions in the EDA industry.

In addition, an actual or anticipated shortfall in revenue, gross margins or results of operations from securities analysts’ expectations could have an immediate effect on the trading price of our common stock and the debentures. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of these companies. Market volatility may adversely affect the market price of our common stock, which could affect the price of the debentures and limit our ability to raise capital or to make acquisitions, which could have an adverse effect on our business.

The issuance of shares of common stock upon conversion of the debentures may have a dilutive effect.

The issuance of shares of our common stock upon the conversion of the debentures will dilute the ownership interests of existing stockholders. The issuance of shares of our common stock upon conversion of the debentures may also have the effect of reducing our net income per share from levels otherwise expected and could reduce the market price of our common stock unless revenue growth or cost savings sufficient to offset the effect of such issuance can be achieved. In addition, the existence of the debentures may encourage short selling by market participants due to this potential dilution.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the debentures and the common stock issuable upon conversion of the debentures. We will not receive any proceeds from these sales.

From the private sale of the debentures, we received net proceeds of approximately $193.8 million after deducting the initial purchasers’ discount and commissions and estimated offering expenses paid by us.

We used a portion of the net proceeds to retire, through repurchases and redemption, the outstanding principal and interest on our 6 7/8% Convertible Subordinated Notes due 2007, which would have matured on June 15, 2007. We used the remainder to repurchase a portion of our outstanding Floating Rate Convertible Subordinated Debentures due 2023 and for general corporate purposes. The Floating Rate Convertible Subordinated Debentures due 2023 bear interest at a rate of 3-month LIBOR plus 1.65% per annum reset quarterly, which was 6.18% at March 31, 2006, and will mature on August 6, 2023.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed and traded on the Nasdaq National Market under the symbol “MENT.” The following table shows, for the periods indicated, the high and low sales prices on the Nasdaq National Market:

	High	Low
Year ended December 31, 2004
First quarter	$18.10	$14.55
Second quarter	18.45	15.07
Third quarter	15.65	10.10
Fourth quarter	15.43	10.30

Year ended December 31, 2005
First quarter	$15.35	$13.10
Second quarter	13.95	8.64
Third quarter	11.19	7.92
Fourth quarter	10.45	7.85

Year ending December 31, 2006
First quarter	$12.30	$9.49
Second quarter (through May 31, 2006)	13.91	10.29

On May 31, 2006, the last sale price for our common stock as reported on the Nasdaq National Market was $12.57 per share. As of March 31, 2006, there were approximately 628 holders of record of our common stock.

We do not currently pay cash dividends and our credit agreement prohibits us from doing so. The timing and amount of future dividends, if any, will depend on earnings, cash requirements, our financial condition and other factors deemed relevant by our board of directors in its discretion.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2006. You should read this table in conjunction with our consolidated financial statements and the related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus.

As of March 31, 2006
(in thousands)
Cash, cash equivalents and short-term investments	$120,734

Short-Term debt:

Credit Agreement	$—
Long-term debt, current portion	11,041

Total short-term debt	11,041

Long-term debt:

Floating Rate Convertible Subordinated Debentures due 2023	76,650
6.25% Convertible Subordinated Debentures due 2026	200,000
Debentures payable	346

Total long-term debt	276,996

Total Debt	$288,037

Stockholders’ equity:
Common stock, no par value, 200,000 authorized; 80,220 issued and outstanding; issued and outstanding as adjusted(1)	392,762
Incentive stock, no par value, 1,200 authorized; none issued	—
Deferred compensation	—
Retained earnings	39,664
Accumulated other comprehensive income	23,302

Total stockholders’ equity	455,728

Total Capitalization	$743,765

(1)	Does not include 19,995,886 shares of common stock reserved for issuance under outstanding options as of March 31, 2006, approximately 3,275,641 shares issuable upon conversion of our existing Floating Rate Convertible Subordinated Debentures due 2023 and 50,000 shares issuable upon exercise of an outstanding warrant and shares issuable upon conversion of the debentures offered by this prospectus.

DESCRIPTION OF DEBENTURES

We issued the debentures under an indenture between us and Wilmington Trust Company as trustee. The terms of the debentures include those provided in the indenture.

The following description is only a summary of the material provisions of the debentures and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the debentures.

When we refer to “Mentor Graphics Corporation,” “Mentor Graphics,” “we,” “our” or “us” in this section, we refer only to Mentor Graphics Corporation, an Oregon corporation, and not its subsidiaries.

Brief Description of the Debentures

The debentures:

•	are $200,000,000 in aggregate principal amount;

•	accrue interest at rate of 6.25% per annum from the issue date, or from the most recent date to which interest has been paid or provided for; such interest will be payable on March 1 and September 1, commencing on September 1, 2006;

•	are issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Debt; as our indebtedness, the debentures are also effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	are convertible initially at a conversion rate of 55.6545 shares per $1,000 principal amount of debentures (equivalent to an initial conversion price of approximately $17.97 per share), under the conditions and subject to such adjustments as are described under “—Conversion Rights”;

•	are redeemable at our option in whole or in part beginning on March 6, 2011 upon the terms set forth under “—Optional Redemption by Us”;

•	are subject to repurchase by us at your option on March 1, 2013, 2016 or 2021 upon the terms set forth below under “—Repurchase at Option of the Holder”;

•	are subject to repurchase by us upon the occurrence of a fundamental change of Mentor Graphics, upon the terms set forth below under “—Repurchase of Debentures upon the Occurrence of a Fundamental Change”; and

•	are due on March 1, 2026, unless earlier converted, redeemed or repurchased by us.

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Mentor Graphics, except to the extent described under “—Repurchase of Debentures upon the Occurrence of a Fundamental Change” below.

No sinking fund is provided for the debentures, and the debentures will not be subject to defeasance.

You may present definitive debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at Wilmington Trust Company, c/o Computershare Investor Services, 88 Pine Street, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global debentures, see “—Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

You may not sell or otherwise transfer the debentures or the common stock issuable upon conversion of the debentures except in compliance with the provisions set forth below under “Plan of Distribution.”

Ranking

The debentures are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Debt. The indenture does not restrict the amount of Senior Debt or other indebtedness that we or any of our subsidiaries can incur. As of March 31, 2006, we had approximately $11.4 million aggregate principal amount of Senior Debt outstanding. As of March 31, 2006, our subsidiaries had approximately $124.5 million of indebtedness and other liabilities (excluding intercompany debt).

The payment of the principal of, conversion payments on, interest on or any other amounts due on, the debentures is subordinated in right of payment to the prior payment in full of all of our existing and future Senior Debt. No payment on account of principal of, interest on or any other amounts due on the debentures, including, without limitation, any payments in connection with a redemption of the debentures or a repurchase of the debentures following a fundamental change, or upon conversion of the debentures, may be made if:

•	a default in the payment of Designated Senior Debt occurs and is continuing beyond any applicable period of grace (called a “Payment Default”); or

•	a default other than a Payment Default on any Designated Senior Debt occurs and is continuing that permits the holders of, or the trustee or agent on behalf of the holders of, Designated Senior Debt to accelerate maturity, and the trustee receives a notice of such default (called a “Payment Blockage Notice”) from us or any other person permitted to give such notice under the indenture (called a “Non-Payment Default”).

We may resume payments and distributions on the debentures:

•	in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a Non-Payment Default, upon the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 180 days from the date a Payment Blockage Notice is received, if the maturity of the Designated Senior Debt has not been accelerated.

Notwithstanding the foregoing, only one Payment Blockage Notice with respect to the same event of default or any other events of default existing or continuing (even if unknown to the person giving notice) at the time of notice on the same issue of Designated Senior Debt may be given during any period of 360 consecutive days unless the event of default or other events of default have been cured or waived for a period of not less than 90 consecutive days. No new Payment Blockage period may be commenced by the holders of Designated Senior Debt during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Notice, and any other event of default existing or continuing at the time of such notice, have been cured or waived.

Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of Mentor Graphics or acceleration of the principal amount due on the debentures because of any event of default, all Senior Debt must be paid in full in cash before the holders of the debentures are entitled to any payments whatsoever.

As a result of these subordination provisions, in the event of our insolvency, holders of the debentures may recover ratably less than the holders of our Senior Debt and our general creditors.

If the trustee or any holder of debentures receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the debentures before all Senior Debt is paid in full in cash, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

The debentures are our exclusive obligations. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the debentures, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) is effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

The indenture does not limit the amount of additional indebtedness, including Senior Debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

The debentures offered hereby will rank pari passu with our outstanding Floating Rate Convertible Subordinated Debentures due 2023.

“Credit Agreement” means the Credit Agreement dated as of June 1, 2005 among us, Bank of America, N.A., KeyBank National Association, and the other financial institutions party thereto, as amended from time to time, and all refundings, refinancings and replacements of the Credit Agreement.

“Designated Senior Debt” means any indebtedness from time to time outstanding under the Credit Agreement and any particular Senior Debt that we have designated “Designated Senior Debt” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the Senior Debt to exercise rights of Designated Senior Debt).

“Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, debentures, the debentures or similar instruments or letters of credit, bank guarantees or bankers’ acceptances, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property, including pursuant to capital leases and sale-and-leaseback transactions, or representing our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet, or under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an Exchange Rate Contract or an Interest Rate Agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items which would be included within this definition. The amount of any indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any indebtedness issued with original issue discount. indebtedness shall not include liabilities for taxes of any kind.

“Senior Debt” with respect to us means all indebtedness except for the following:

•	indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business;

•	our indebtedness to any of our subsidiaries;

•	our indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or expressly provides that it is on the same basis as or junior to the debentures; or

•	our existing Floating Rate Convertible Subordinated Debentures due 2023.

“Exchange Rate Contract” means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

“GAAP” means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

“Guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any indebtedness.

“Interest Rate Agreement” means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

Interest

The debentures accrue interest at a rate of 6.25% per annum from the issue date, or from the most recent date to which interest has been paid or provided for. Interest will be payable on March 1 and September 1 of each year, commencing on September 1, 2006, to holders of record at the close of business on the February 15 and August 15 immediately preceding such interest payment date. Each payment of interest on the debentures includes interest accrued through the day before the applicable interest payment date (or repurchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day, provided that if such date is a maturity date no additional interest will accrue.

There are two exceptions to the preceding paragraph:

•	In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. See “—Conversion Rights.” If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding the conversion of those debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders debentures for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts debentures (i) that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date, or (ii) between the record date for the final interest payment date and the opening of business on the final interest payment date. Accordingly, if a holder elects to convert its debentures between the record date for the final interest payment date and the opening of business on the final interest payment date or if we elect to redeem debentures on a date that is after a record date but prior to the corresponding interest payment date and a holder of debentures selected for redemption chooses to convert those debentures, the holder will not be required to pay us, at the time that holder surrenders those debentures for conversion, the amount of interest it would have received on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the debentures being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those debentures.

Except as provided below, we will pay interest on:

•	global debentures to The Depository Trust Company (the “DTC”) in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by check mailed to the holders of those debentures or wire transfer in immediately available funds if requested by the holders of those debentures.

At maturity we will pay interest on the definitive debentures at our office or agency in New York City which initially will be the principal corporate trust office of the trustee presently located at Wilmington Trust Company, c/o Computershare Investor Services, 88 Pine Street, New York, New York 10005.

We will pay principal on:

•	global debentures to DTC in immediately available funds; and

•	any definitive debentures at our office or agency in The City of New York, which initially will be the office or agency of the trustee in The City of New York.

Interest will be calculated using a 360-day year consisting of twelve 30-day months. If any interest payment date (other than an interest payment date coinciding with the maturity date or earlier redemption date or repurchase date) of a debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day.

If the maturity date, redemption date or repurchase date of a debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the maturity date, redemption date or repurchase date to such next succeeding business day. The term “business day” means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Conversion Rights

Holders may convert their debentures prior to maturity based on an initial conversion rate of 55.6545 shares per $1,000 principal amount of debentures (equivalent to an initial conversion price of approximately $17.97 per share), only if the conditions for conversion described below are satisfied. Holders who convert will receive cash and, at our option as described below, common stock upon conversion. The conversion rate will be subject to adjustment as described below. In the case of debentures called for redemption, conversion rights will expire at the close of business on the second business day prior to the redemption date, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date the default is cured. A debenture for which a holder has delivered a repurchase notice or a fundamental change repurchase notice, as described below, requiring us to repurchase the debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. A holder may convert fewer than all of such holder’s debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

In lieu of delivering shares of our common stock upon conversion of any debenture, a holder will receive, for each $1,000 principal amount of debentures surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the ten consecutive trading days in the conversion reference period, as defined below, appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the conversion reference period, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below, provided that in no event shall the aggregate number of remaining shares per $1,000 principal amount of debentures exceed the aggregate share cap, as defined below.

The “aggregate share cap” means 80 shares of our common stock per $1,000 principal amount of debentures, subject to adjustment upon the occurrence of any of the events described in clauses (1) through (4) under “—Conversion Procedures” below.

The “conversion date” with respect to a debenture means the date on which the holder of the debenture has complied with all requirements under the indenture to convert such debenture.

The “conversion reference period” means:

•	for debentures that are converted after we have specified a redemption date, the ten consecutive trading days beginning on the third trading day following the redemption date (in the case of debentures being converted which were previously called for redemption, including a partial redemption, this will only apply to those debentures that are subject to redemption);

•	for debentures that are converted during the period beginning on the 30th day prior to the stated maturity date of the debentures, the ten consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the ten consecutive trading days beginning on the third trading day following the conversion date.

The “conversion value” for each $1,000 principal amount of debentures means the average of the daily conversion values, as defined below, for each of the ten consecutive trading days of the conversion reference period.

The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the volume weighted average price, as defined below, of our common stock on such trading day.

The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of debentures surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(	daily conversion value	)	–$1,000
volume weighted average price per share for such trading day			x	10

A “trading day” is any day on which the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, the principal national or regional securities exchange on which our common stock is listed, is open for trading or, if our common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page MENT <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such fundamental change). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we will settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of such debenture.

A holder of a debenture otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the ten consecutive trading days of the conversion reference period.

The conversion value, daily share amount and the number of shares, if any, to be issued upon conversion of the debentures will be determined by us at the end of the conversion reference period. Upon conversion of a debenture, we will pay the cash and deliver the shares of common stock, as applicable, as promptly as practicable after the date all calculations necessary to make such payment and delivery have been made, but in no event later than five business days after the later of such dates.

The ability to surrender debentures for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Conversion Based on Common Stock Price

Holders may surrender debentures for conversion during any calendar quarter beginning after June 30, 2006, and only during such calendar quarter, if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the conversion price, as defined below, per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, as reported by the principal national or regional securities exchange on which our common stock is listed or otherwise as provided in the indenture.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.

The initial conversion trigger price is $21.56, which is 120% of the initial conversion price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the conversion rate would be subject to adjustment as described under “—Conversion Procedures” below.

The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after June 30, 2006 whether the debentures are convertible as a result of the price of our common stock and notify us and the trustee.

Conversion Based on Trading Price of Debentures

Holders may surrender debentures for conversion during any five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of debentures, as determined following a request by a holder of debentures in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate of the debentures (the “trading price condition”).

The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of debentures will be deemed to be less than 98% of the product of the closing price of our common stock and the conversion rate of the debentures.

In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the debentures unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the debentures provides us with reasonable evidence that the trading price per $1,000 principal amount of debentures would be less than 98% of the product of the closing price of our common stock and the conversion rate of the debentures. At such time, we shall instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of debentures is greater than 98% of the product of the closing price of our common stock and the conversion rate of the debentures.

Conversion Based on Redemption

A holder may surrender for conversion a debenture called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A debenture for which a holder has delivered a repurchase notice or a fundamental change repurchase notice, as described below, requiring us to repurchase such debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion upon Specified Distributions to Holders of Our Common Stock

If we:

•

distribute to all holders of our common stock certain rights (including rights or rights certificates under a shareholders’ rights agreement) or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance (or, in the case of rights certificates issued under a shareholders’ rights agreement, within 45 days of the later of the date of issuance and any scheduled redemption date or similar date under such shareholders’ rights agreement), common stock at less than the then current market price of our common stock, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of our common stock on the business day preceding the declaration date for such distribution, provided that if we distribute rights or rights certificates pursuant to a shareholders’ rights agreement, we will notify the holders of the debentures on the business day after we are required to give notice generally to our shareholders pursuant to such shareholders’ rights agreement if such date is less than 20 days prior to the date of such distribution. Once we have given the notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. A holder may not convert its debentures under this conversion provision upon the specified distributions above if the holder will participate in such distribution due to the participation of holders of the debentures in such distribution.

Conversion upon Fundamental Change or Similar Event

We will notify the holders of debentures and the trustee at least ten trading days prior to the anticipated effective date of any change of control, as defined below under “—Repurchase of Debentures upon the Occurrence of a Fundamental Change,” or an event that would have been a change of control but for the existence of one of the change of control exceptions under “—Repurchase of Debentures upon the Occurrence of a Fundamental Change,” that we know or reasonably should know will occur. If we do not know, and should not reasonably know, that a change of control or other such event will occur until a date that is within ten trading days before the anticipated effective date of such change of control or other such event, we will notify the holders and the trustee promptly after we have knowledge of such change of control or other such event. Holders may surrender debentures for conversion at any time beginning ten trading days before the anticipated effective date of a change of control or an event that would have been a change of control but for the existence of one of the change of control exceptions under “—Repurchase of Debentures upon the Occurrence of a Fundamental Change,” and until the close of business on the trading day prior to the fundamental change repurchase date, as defined below.

Conversion at Maturity

Holders may surrender debentures for conversion at any time during the period beginning ten trading days before the maturity date and until the close of business on the business day immediately preceding the stated maturity date.

Conversion Procedures

To convert a debenture, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the debenture, and deliver the conversion notice to the conversion agent;

•	surrender the debenture to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a debenture, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock (or any cash in lieu thereof) received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the debenture is convertible (or any cash in lieu thereof), together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a debenture; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of debentures surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such debentures on the corresponding interest payment date notwithstanding the conversion, and such debentures upon surrender must be accompanied by funds equal to the amount of such payment, unless such debentures have been called for redemption, in which case no such payment will be required.

The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving shares of our common stock (or any cash in lieu thereof), upon surrendering debentures for conversion, see “Certain U.S. Federal Income Tax Considerations.”

We will adjust the conversion rate for certain events, including:

(1)	the issuance of our common stock as a dividend or distribution to holders of our common stock;

(2)	some subdivisions and combinations of our common stock;

(3)	the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the closing price of our common stock on the date of such issuance, provided that the applicable conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

(4)	the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities (but excluding those rights and warrants referred to in (3) above and dividends and distributions referred to in (1) above or in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration or pursuant to any stockholder rights plan or dividends or distributions referred to in (5) below);

(5)	dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

(6)	payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of debentures, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional securities exchange or market on which the securities are then listed or quoted.

In addition, the indenture will provide that upon conversion of the debentures, holders will receive, to the extent that we deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to any shareholders’ rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of debentures exercising its right of conversion after the distribution of rights pursuant to such rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

In the case of the following events (each, a “business combination”):

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the debentures then outstanding will be entitled thereafter to convert those debentures into cash and the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such debentures been converted into our common stock immediately prior to such business combination, except that such holders will not receive a make whole premium if such holder does not convert its debentures “in connection with” (as defined in “—Make Whole Premium upon a Fundamental Change”) the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of the debentures shall have a reasonable opportunity to determine the form of consideration into which all of the debentures, treated as a single class, shall be convertible from and after the effective date of such business combination. Such determination shall be based on the weighted average of elections made by holders of the debentures who participate in such determination, shall be subject to any limitations to which all of the holders of our common stock are subject, such as pro rata reductions applicable to any portion of the consideration payable in such business combination, and shall be conducted in such a manner as to be completed by the date which is the earliest of (1) the deadline for elections to be made by holders of our common stock, and (2) two trading days prior to the anticipated effective date of the business combination.

We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by holders of the debentures (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the trustee. In the event the effective date of a business combination is delayed beyond the initially anticipated effective date, holders of the debentures shall be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of debentures to convert its debentures into shares of our common stock prior to the effective date.

The indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We also may make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.

For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Certain U.S. Federal Income Tax Considerations.” We will not make any adjustments if holders of debentures are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

Upon determining that the holders are or will be entitled to convert their debentures in accordance with these provisions, we will use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.

Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 89.0471 per $1,000 principal amount of debentures, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) above.

Optional Redemption by Us

Prior to March 6, 2011, the debentures will not be redeemable at our option. Beginning on March 6, 2011, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at the following redemption prices expressed as a percentage of principal amount:

Period	Redemption Price
Beginning on March 6, 2011 and ending on February 29, 2012	101.79%
Beginning on March 1, 2012 and ending on February 28, 2013	100.89%

and 100% on March 1, 2013 and at all times thereafter. In each case, we will pay accrued interest to, but not including, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days’ but not more than 60 days’ notice of redemption by mail to holders of debentures. Debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at Option of the Holder

You have the right to require us to repurchase your debentures for cash on March 1, 2013, 2016 or 2021. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. The paying agent initially will be the trustee. Your right to require us to repurchase debentures is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a debenture will be equal to 100% of its principal amount plus accrued and unpaid interest to the repurchase date.

The repurchase notice must state:

•	if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which must be in $1,000 multiples; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their debentures.

Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture within two business days following the repurchase date, then, on and after the repurchase date:

•	the debenture will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent, and all other rights of the debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.

Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors—We may not have the ability to repurchase or convert the debentures.”

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

Repurchase of Debentures upon the Occurrence of a Fundamental Change

If a fundamental change occurs, each holder of debentures will have the right to require us to repurchase all or any portion of that holder’s debentures that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the “fundamental change repurchase date,” that is not less than 30 nor more than 45 days after the date we give notice of the fundamental change, at a fundamental change repurchase price equal to 100% of the principal amount of the debentures to be repurchased, together with accrued and unpaid interest to, but not including, the fundamental change repurchase date. If such repurchase date is after a record date but on or prior to an interest payment date, the interest payable on such repurchase date will be paid to the holder of record of the debentures on the relevant record date.

Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of debentures, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.

In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the fundamental change repurchase date a fundamental change repurchase notice stating among other things:

•	if certificated debentures have been issued to the holder, the certificate numbers of the holder’s debentures to be delivered for repurchase;

•	the portion of the principal amount of debentures to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures and the indenture.

If the debentures are not in certificated form, a holder’s fundamental change repurchase notice must comply with appropriate DTC procedures.

A holder may withdraw any fundamental change repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn debentures;

•	if the debentures are in certificated form, the certificate numbers of the withdrawn debentures; and

•	the principal amount, if any, of the debentures which remains subject to the fundamental change repurchase notice.

In connection with any repurchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the fundamental change repurchase price for a debenture for which a fundamental change repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the debenture, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change repurchase notice. Payment of the fundamental change repurchase price for the debenture will be made promptly following the later of the fundamental change repurchase date or the time of delivery of the debenture.

If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the debenture on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, the debenture will cease to be outstanding and interest on such debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change repurchase price upon delivery of the debenture with necessary endorsements.

A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.

A “change of control” will be deemed to have occurred at such time after the original issuance of the debentures when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	the first day on which a majority of the members of the board of directors of Mentor Graphics are not continuing directors; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation.

However, a change of control will not be deemed to have occurred if:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately before the change of control is equal to at least 105% of the conversion price; or

•	all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change of control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the debentures become convertible solely into that common stock.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the debentures are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices, or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

No debentures may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the debentures, other than a default in the payment of the fundamental change repurchase price with respect to the debentures.

The preceding provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase debentures upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the purchase right. Any failure by us to repurchase the debentures when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under other indebtedness.

Make Whole Premium upon a Fundamental Change

If a fundamental change, as defined above under “—Repurchase of Debentures upon the Occurrence of a Fundamental Change” (or a transaction that would have been a change of control under such section but for the existence of the 105% trading price exception), occurs prior to March 6, 2011, we will pay, to the extent described below, a make whole premium if you convert your debentures in connection with any such transaction by increasing the conversion rate applicable to such debentures if and as required below. A conversion of the debentures by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the date ten trading days prior to the date announced by us as the anticipated effective date of the fundamental change but before the close of business on the business day immediately preceding the related fundamental change repurchase date. Any make whole premium will have the effect of increasing the amount of any cash, securities or other property or assets otherwise due to holders of debentures upon conversion. Any increase in the applicable conversion rate will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the closing prices of our common stock for each of the ten trading days immediately prior to but not including the effective date.

The following table shows the amount, if any, by which the applicable conversion rate will increase for each stock price and effective date set forth below:

Make Whole Premium upon Fundamental Change (Increase in Applicable Conversion Rate)

Stock Price on Effective Date	March 3, 2006*	March 1, 2007	March 1, 2008	March 1, 2009	March 1, 2010	March 6, 2011
$11.23	33.39	33.39	33.39	33.39	33.39	0.00
16.00	19.16	17.13	14.90	12.51	9.95	0.00
20.00	13.89	12.08	9.88	7.45	4.55	0.00
24.00	11.00	9.33	7.42	5.28	2.79	0.00
30.00	8.45	7.08	5.54	3.85	1.97	0.00
35.00	7.15	5.97	4.66	3.23	1.67	0.00
40.00	6.21	5.19	4.05	2.81	1.46	0.00
45.00	5.51	4.60	3.59	2.49	1.30	0.00
50.00	4.95	4.14	3.22	2.24	1.17	0.00

*	Original issue date of the debentures.

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

•	if the stock price on the effective date exceeds $50.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made; and

•	if the stock price on the effective date is less than $11.23 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the debentures is adjusted as set forth under “—Conversion Rights—Conversion Procedures” above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “—Conversion Rights—Conversion Procedures,” other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.

Notwithstanding the foregoing, in no event will the conversion rate exceed 89.0471 per $1,000 principal amount of debentures, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) under “—Conversion Rights—Conversion Procedures” above.

The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their debentures in connection with a fundamental change will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the fundamental change transaction.

Merger and Sales of Assets

The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of our obligations under the debentures and the indenture; and

•	we or such successor is not then or immediately thereafter in default under the indenture.

The occurrence of certain of the foregoing transactions could constitute a fundamental change.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	a default in the payment of any principal amount or any redemption price, purchase price or fundamental change repurchase price due with respect to the debentures, when the same becomes due and payable, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	a default in our obligation to pay any accrued and unpaid interest when due and payable, and continuance of such default for a period of 30 days;

•	a default in our obligation to pay any liquidated damages when due and payable, and continuance of such default for a period of 30 days;

•	default in the delivery when due of all cash and any shares of common stock payable upon conversion with respect to the debentures, which default continues for 15 days, regardless of whether such delivery is permitted pursuant to the subordination provisions of the indenture;

•	our failure to timely provide notice of a fundamental change;

•	our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

•	our failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Mentor Graphics or our designated subsidiaries in an aggregate amount of $30 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary.

A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of Mentor Graphics whose assets constitute 15% or more of the total assets of Mentor Graphics on a consolidated basis.

The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first four bullets above.

If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the debentures plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their issue price plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee and that the trustee shall not be liable for any action taken or omitted to be taken by it in good faith upon such request.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

•	change the maturity of any debenture or the payment date of any installment of interest or liquidated damages payable on any debentures;

•	reduce the principal amount of, or any liquidated damages, redemption price or fundamental change repurchase price on, any debenture;

•	reduce the interest rate on the debentures;

•	impair or adversely affect the conversion rights of any holder of debentures;

•	change the currency of payment of the debentures or interest or liquidated damages thereon;

•	alter the manner of calculation or rate of accrual of liquidated damages on any debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders upon the occurrence of a fundamental change;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

•	reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of debentures outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	evidencing and providing for the acceptance of appointment under the indenture of a successor trustee;

•	making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures in any material respect.

Form, Denomination and Registration

Denomination and Registration.    The debentures will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples thereof.

Global debentures.    Book-Entry Form. Debentures will be evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global debentures.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, interest and liquidated damages, if any, on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. None of Mentor Graphics, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

It is DTC’s current practice, upon receipt of any payment of principal, interest and liquidated damages, if any, on the global debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Mentor Graphics nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the

Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debentures. None of Mentor Graphics, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee and Transfer Agent

Wilmington Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of Debentures

We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the market price of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, no par value per share, and 1,200,000 shares of incentive stock, no par value per share. As of March 31, 2006, 80,220,448 shares of common stock were issued and outstanding. As of March 31, 2006, there were no shares of incentive stock issued.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in our discretion, from funds legally available therefore and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of our current credit agreement restrict our ability to declare or pay cash dividends on our common stock. Upon liquidation or dissolution of our company subject to prior liquidation rights of the holders of incentive stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares of common stock issued upon conversion of the debentures being offered in this prospectus will be, fully paid and non-assessable by us.

Incentive Stock

The board of directors has the authority, without action by the shareholders, to designate and issue the incentive stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of incentive stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such incentive stock. However, the effects might include, among other things, restricting dividends on the common stock and impairing the liquidation rights of the common stock.

Shareholder Rights Plan

On February 10, 1999, the board of directors adopted a Shareholder Rights Plan and declared a dividend distribution of one incentive share purchase right (a “Right”) for each outstanding share of common stock, payable to holders of record on March 5, 1999 and any shares that become outstanding before the earlier of the triggering or expiration of the Rights. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A Junior Participating Incentive Stock at a purchase price of $95, subject to adjustment. The Rights are not presently exercisable and will only become exercisable if a person or group other than exempted parties acquires or commences a tender or exchange offer to acquire 15% of the common stock. If a person or group acquires 15% of the common stock, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock (or, in certain circumstances, our other assets) having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on February 10, 2009, may be redeemed by us for $0.01 per Right, are terminated upon the consummation of a merger or acquisition transaction approved by the board of directors in advance of the Rights becoming exercisable and exercisable Rights may be exchanged for common stock at the option of the board of directors. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on our earnings.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust, and its telephone number is (877) 777-0800.

SELLING SECURITY HOLDERS

On March 3, 2006, we issued all of the debentures to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, UBS Securities LLC, KeyBanc Capital Markets, a division of McDonald Investments Inc., and Canaccord Adams (each an “initial purchaser” and together, the “initial purchasers”). These initial purchasers then resold the debentures to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. Based on representations made to us by the selling security holders, we believe that the selling security holders purchased the debentures in the ordinary course of business and that at the time of the purchase of the debentures, such selling security holders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the debentures were issued as “restricted securities” under the Securities Act. Selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the debentures and shares of common stock issuable upon conversion of the debentures.

The following table sets forth information, as of May 31, 2006, with respect to the selling security holders and the principal amounts of debentures beneficially owned by each selling security holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling security holders. The selling security holders may offer all, some or none of the debentures or the common stock issuable upon conversion of the debentures. The selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. The percentage of debentures outstanding beneficially owned by each selling security holder is based on $200,000,000 aggregate principal amount of debentures outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the debentures. The percentage of common stock outstanding beneficially owned by each selling security holder is based on 80,220,448 shares of common stock outstanding on March 31, 2006. The number of shares of common stock issuable upon conversion of the debentures offered hereby is based on a conversion price of $17.97 per share and a cash payment in lieu of any fractional share. Assuming that all of the securities offered hereby are sold, none of the selling security holders will hold greater than one percent of the total number of shares outstanding upon completion of these sales.

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering(1)	Percentage of Common Stock Outstanding(2)	Conversion Shares Offered Hereby(3)
Aftra Health Fund(8)	180,000	*	10,017	*	10,017
Argent Classic Convertible Arbitrage Fund II, L.P.(12)	70,000	*	3,895	*	3,895
Argent Classic Convertible Arbitrage Fund, L.P.(12)	150,000	*	8,347	*	8,347
Asante Health Systems(23)	125,000	*	6,956	*	6,956
Barclay’s Global Distribution Bonds(33)	1,000,000	*	55,648	*	55,648
Bay County Employees Retirement System(8)	120,000	*	6,678	*	6,678
BP Amoco PLC Master Trust(26)	1,132,000	*	62,994	*	62,994
Calamos Convertible and High Income Fund(23)	6,000,000	3.00%	333,890	*	333,890
Calamos Convertible Opportunities and Income Fund(23)	5,000,000	2.50%	278,242	*	278,242
Calamos Growth & Income Fund—Calamos Investment Trust(23)	17,000,000	8.50%	946,021	1.17%	946,021

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering(1)	Percentage of Common Stock Outstanding(2)	Conversion Shares Offered Hereby(3)
Calamos Growth & Income Portfolio—Calamos Advisors Trust(23)	130,000	*	7,234	*	7,234
Calamos High Yield Fund—Calamos Investment Trust(23)	1,250,000	*	69,560	*	69,560
Calamos Strategic Total Return Fund(23)	2,500,000	1.25%	139,121	*	139,121
CC Convertible Arbitrage, Ltd.(5)(17)	750,000	*	41,736	*	41,736
CNH CA Master Account, L.D.(16)	10,000,000	5.00%	556,483	*	556,483
Convertible Securities Fund(32)	10,000	*	556	*	556
CQS Convertible & Quantitative Strategies Master Fund Limited(21)	2,000,000	1.00%	111,297	*	111,297
D.E. Shaw Valence Portfolios, L.L.C.(5)(18)	7,000,000	3.50%	389,538	*	389,538
DBAG London(5)(25)	15,200,000	7.60%	845,854	1.04%	845,854
Fore Convertible Master Fund, Ltd.(19)	12,118,000	6.06%	674,346	*	674,346
Fore Erisa Fund, Ltd.(19)	1,224,000	*	68,114	*	68,114
Fore Multi Strategy Master Fund, Ltd.(19)	3,482,000	1.74%	193,767	*	193,767
General Motors Investment Corp(5)(24)	5,075,000	2.54%	282,415	*	282,415
Grace Convertible Arbitrage Fund, LTD(28)	2,250,000	1.13%	125,209	*	125,209
Greenwich Street Series Fund—Capital & Income Po(5)(24)	250,000	*	13,912	*	13,912
HFR CA Select Fund(31)	1,000,000	*	55,648	*	55,648
Hotel Union & Hotel Industry of Hawaii Pension Plan Master Trust(26)	175,000	*	9,738	*	9,738
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund(11)	100,000	*	5,565	*	5,565
Institutional Benchmark Series (Master Feeder) Ltd.(31)	1,200,000	*	66,778	*	66,778
Mainstay Convertible Fund(5)(8)	3,355,000	1.68%	186,700	*	186,700
Mainstay VP Convertible Fund(5)(8)	2,385,000	1.19%	132,721	*	132,721
Man Mac 1, Ltd.(5)(20)	5,176,000	2.59%	288,036	*	288,036
Managed Asset Trust(5)(24)	145,000	*	8,069	*	8,069
Meritor Health Services, Inc. Employee Retirement Plan(23)	100,000	*	5,565	*	5,565
Municipal Employees Benefit Trust(23)	225,000	*	12,521	*	12,521
Nations Convertible Securities Fund(32)	1,720,000	*	95,715	*	95,715
New York Life Insurance Co Post 82 (5)(8)	2,655,000	1.33%	147,746	*	147,746
New York Life Insurance Co Pre 82 (5)(8)	1,180,000	*	65,665	*	65,665
New York Life Separate A/C 7(5)(8)	55,000	*	3,061	*	3,061
Nomura Securities International(34)	10,000,000	5.00%	699,904	*	556,483
Partners Group Alternative Strategies PCC Limited, Red Delta Ceci c/o Quattro Fund(10)	100,000	*	5,565	*	5,565

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering(1)	Percentage of Common Stock Outstanding(2)	Conversion Shares Offered Hereby(3)
Quattro Fund Ltd.(9)	1,700,000	*	94,602	*	94,602
Quattro Multistrategy Masterfund IP(9)	100,000	*	5,565	*	5,565
Rampart Convertible Arbitrage Investors, L.L.C.(15)	2,000,000	1.00%	111,297	*	111,297
RBC Capital Markets(4)(30)	3,000,000	1.50%	166,945	*	166,945
S.A.C. Arbitrage Fund, LLC(14)	4,000,000	2.00%	222,593	*	222,593
Salomon Brothers Capital and Income Fund(5)(24)	8,000,000	4.00%	445,186	*	445,186
San Diego County Employees Retirement Association(31)	2,000,000	1.00%	111,297	*	111,297
Satellite Convertible Arbitrage Master Fund LLC(22)	2,600,000	1.30%	144,686	*	144,686
SBCIF Convertibles(5)(24)	4,000,000	2.00%	222,593	*	222,593
Smith Barney Convertible Fund(5)(24)	725,000	*	40,345	*	40,345
Sphinx Convertible Arb Fund SPC(26)	178,000	*	9,905	*	9,905
The City of Southfield Fire & Police Retirement System(26)	43,000	*	2,393	*	2,393
The Estate of James Campbell CH(26)	223,000	*	12,410	*	12,410
The Estate of James Campbell ESTZ(26)	1,000,000	*	55,648	*	55,648
Topaz Fund(5)(27)	5,000,000	2.50%	278,242	*	278,242
United Overseas Bank (SGO)(8)	40,000	*	2,226	*	2,226
United Overseas Bank (USD)(8)	30,000	*	1,669	*	1,669
United Technologies Corporation Master Retirement Trust(26)	440,000	*	24,485	*	24,485
Viacom Inc. Pension Plan Master Trust(26)	59,000	*	3,283	*	3,283
Vicis Capital Master Fund(13)	8,000,000	4.00%	445,186	*	445,186
Wachovia Securities International LTD(5)(29)	11,750,000	5.88%	653,868	*	653,868
Xavex Convertible Arbitrage 10 Fund(12)	190,000	*	10,573	*	10,573
Zazove Convertible Arbitrage Fund, L.P.(31)	5,400,000	2.70%	300,501	*	300,501
Zazove Hedged Convertible Fund, L.P.(31)	3,350,000	1.68%	186,422	*	186,422
Any other holder of debentures or future transferee, pledgee, donee or successor of any holder	12,585,000	6.23%	700,334	*	700,334

Total	200,000,000	100.00%	11,273,081	12.18%	11,129,660

*	Less than one percent of the debentures or common stock outstanding, as applicable.
(1)	Includes shares of common stock issuable upon conversion of the debentures, assuming conversion of all of the holder’s debentures into shares of common stock at a conversion price of $17.97 per share and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Debentures—Conversion Rights.”

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Exchange Act using 80,220,448 shares of common stock outstanding on March 31, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s debentures. However, we did not assume the conversion of any other holder’s debentures.
(3)	Consists of shares of common stock issuable upon conversion of the debentures, assuming conversion of all of the holder’s debentures into shares of common stock at a conversion price of $17.97 per share and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Debentures—Conversion Rights.”
(4)	Selling security holder is a broker-dealer and is deemed to be an underwriter.
(5)	Selling security holder is an affiliate of a broker-dealer. Each affiliate has represented to us that it acquired its debentures in the ordinary course of business and at the time of the purchase of its debentures such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the debentures.
(6)	Additional selling security holders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling security holder table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling security holders will not be able to use this prospectus for resales until they are named in the selling security holder table by prospectus supplement or post-effective amendment. We will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.
(7)	The maximum principal amount of debentures that may be sold under this prospectus will not exceed $200,000,000.
(8)	MacKay Shields LLC is subadvisor to: (i) New York Life Insurance Co Post 82; (ii) New York Life Insurance Co Pre 82; (iii) New York Life Separate A/C 7; (iv) Mainstay Convertible Fund; and (v) Mainstay VP Convertible Fund, which are subsidiaries of New York Life Insurance Co, a publicly held entity. MacKay Shields LLC is investment advisor to: (i) Aftra Health Fund; (ii) Bay County Employees Retirement System; (iii) United Overseas Bank (USD); and (iv) United Overseas Bank (SGO), which are also subsidiaries of New York Life Insurance Co, a publicly held entity. Edward Silverstein, Managing Director of MacKay Shields LLC., has the power to direct the voting and disposition of the securities held by the above security holders.
(9)	Andrew Kaplan, Brian Swain and Louis Napoli have the power to direct the voting and disposition of the securities held by Quattro Fund Ltd. and Quattro Multistrategy Masterfund IP.
(10)	Mark Rowe, Denis O’Malley, Michael Fitchet and Felix Haldner have the power to direct the voting and disposition of the securities held by Partners Group Alternative Strategies PCC Limited, Red Delta Ceci c/o Quattro Fund.
(11)	Gary Crowder has the power to direct the voting and disposition of the securities held by Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund.
(12)	Nathanial Brown and Robert Richardson have the power to direct the voting and disposition of the securities held by Xavex Convertible Arbitrage 10 Fund, Argent Classic Convertible Arbitrage Fund, L.P. and Argent Classic Convertible Arbitrage Fund II, L.P.
(13)	John Succo, Sky Lucas and Shad Stastney have the power to direct the voting and disposition of the securities held by Vicis Capital Master Fund.
(14)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the securities held by SAC Arbitrage Fund. Stephen A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this table.
(15)	Palisade Capital Management, LLC is the investment adviser to Rampart Convertible Arbitrage Investors, LLC and consequently has voting control and investment discretion over securities held by Rampart Convertible Arbitrage Investors, LLC. Jack Feiler is the Chief Investment Officer of Palisade Capital Management LLC and therefore has the power to direct the voting and disposition of the securities held by Rampart Convertible Arbitrage Investors, LLC.

(16)	CNH Partners, LLC is investment advisor to CNH CA Master Account, L.D. and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.
(17)	As investment manager under a management agreement, Castle Creek Arbitrage LLC may exercise dispositive and voting power with respect to the shares owned by CC Convertible Arbitrage Ltd. Castle Creek Arbitrage disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC. Messrs. Asher and Weine disclaim beneficial ownership of the shares owned by CC Convertible Arbitrage Ltd.
(18)	D.E. Shaw & Co. L.P., as either managing member or investment adviser has voting and investment control over any shares of common stock issuable upon conversion of the debentures owned by this selling security holder. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees exercise voting and investment control over the debentures on D.E. Shaw &Co. L.P.’s behalf.
(19)	David Egglishaw has the power to direct the voting and disposition of the securities held by Fore Convertible Master Fund, Ltd., Fore Erisa Fund, Ltd. and Fore Multi Strategy Master Fund, Ltd.
(20)	Man-Diversified Fund II Ltd. has been identified as the Controlling Entity of Man Mac I Ltd., the beneficial owner of the securities. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.
(21)	Allen Smith, Blair Gauld, Dennis Hunter, Karla Bodden and Jim Rogers, directors of CQS Convertible and Quantitative Strategies Master Fund Limited, have the power to direct the voting and disposition of the securities held by CQS Convertible and Quantitative Strategies Master Fund Limited.
(22)	The discretionary investment manager of the selling security holder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino & Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities.
(23)	Pursuant to an Investment Advisory Agreement, Calamos Advisors LLC acts not as a beneficial owner, but as an investment advisor to: (i) Municipal Employees Benefit Trust; (ii) Asante Health Systems; (iii) Calamos Convertible and High Income Fund; (iv) Calamos Convertible Opportunities and Income Fund; (v) Calamos Growth and Income Fund—Calamos Investment Trust; (vi) Calamos Growth and Income Portfolio—Calamos Advisors Trust; (vii) Calamos High Yield Fund—Calamos Investment Trust; (viii) Meritor Health Services, Inc. Employee Retirement Plan; and (ix) Calamos Strategic Total Return Fund. Nick Calamos has the power to direct the voting and disposition of the securities held by each of these seven selling security holders.
(24)	Salomon Brothers Asset Management, Inc. (“SBAM”) acts as discretionary investment advisor with respect to the following accounts that hold the debentures: (i) General Motors Investment Corp; (ii) Greenwich Street Series Fund-Capital & Income Po; (iii) Salomon Brothers Capital and Income Fund; (iv) Smith Barney Convertible Fund; (v) SBCIF Convertibles and (vi) Managed Asset Trust. Accordingly, SBAM may be deemed to be The Beneficial Owner of such Debentures. As such, Salomon Brothers Asset Management, Inc. is the Beneficial Owner and therefore the Selling Security Holder of the above listed accounts.
(25)	Patrick Corrigan has the power to direct the voting and disposition of the securities held by DBAG London.
(26)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have the power to direct the voting and disposition of the securities held by: (i) The Estate of James Campbell ESTZ; (ii) The Estate of James Campbell CH; (iii) Sphinx Convertible Arb Fund SPC; (iv) The City of Southfield Fire & Police Retirement System; (v) BP Amoco PLC Master Trust; (vi) United Technologies Corporation Master Retirement Trust; (vii) Viacom Inc. Pension Plan Master Trust and (viii) Hotel Union & Hotel Industry of Hawaii Pension Plan Master Trust.
(27)	SG Americas Securities is the trading advisor to the selling security holder. Robert Marx, director of SG Americas Securities, has the power to direct the voting and disposition of the securities held by Topaz Fund.
(28)	Michael Brailov has the power to direct the voting and disposition of the securities held by Grace Convertible Arbitrage Fund, Ltd.

(29)	Wachovia Securities International Ltd. has the power to direct the voting and disposition of the securities held by Wachovia Securities International Ltd.
(30)	Daniel P. White III, managing director of RBC Capital Markets, has the power to direct the voting and disposition of the securities held by RBC Capital Markets.
(31)	Zazove Associates, LLC acts as registered investment advisor with discretionary authority with respect to the following accounts that hold the debentures: (i) HFR CA Select Fund; (ii) San Diego County Employees Retirement Association; (iii) Institutional Benchmarks Series (Master Feeder) Ltd.; (iv) Zazove Hedged Convertible Fund, L.P. and (v) Zazove Convertible Arbitrage Fund, L.P. Gene T. Pretti has the power to direct the voting and disposition of the securities held by those accounts to which Zazove Associates, LLC acts as investment advisor.
(32)	Nations Convertible Securities Fund and Convertible Securities Fund are subsidiaries of Columbia Management, a publicly held entity.
(33)	David Clott has the power to direct the voting and disposition of the securities held by Barclay’s Global Distribution Bonds.
(34)	Nomura Securities International is a publicly held entity.

To the extent that any of the selling security holders identified above are broker-dealers, they are deemed to be, under interpretations of the Staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act. With respect to selling security holders that are affiliates of broker-dealers, they have represented to us that such entities acquired their debentures in the ordinary course of business and at the time of the purchase of their debentures such selling security holders had no agreements or understandings, directly or indirectly, with any person to distribute those debentures.

To the extent that we determine that such entities did not acquire their debentures in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Information concerning other selling security holders will be set forth in prospectus supplements or post-effective amendments from time to time, if and as required. Information concerning the security holders may change from time to time and any changed information will be set forth in post-effective amendments or prospectus supplements if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the debentures, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the debentures are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the debentures and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the debentures and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell the debentures and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the debentures or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the debentures or the underlying common stock offered by them hereby will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the debentures.

In order to comply with the securities laws of some states, if applicable, the debentures and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the debentures and the underlying common stock by selling security holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling security holders.

A selling security holder may decide not to sell any debentures or the underlying common stock described in this prospectus. We cannot assure holders that any selling security holder will use this prospectus to sell any or all of the debentures or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the debentures and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific debentures or common stock to be offered and sold;

•	the names of the selling security holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling security holders.

We entered into the registration rights agreement for the benefit of holders of the debentures to register their debentures and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling security holders and Mentor Graphics will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the debentures and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling security holders incidental to the registration, offering and sale of the debentures and the underlying common stock to the public, but each selling security holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock into which the debentures are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the debentures and the common stock into which such debentures are convertible as capital assets. This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that are partnerships, S-corporations or other pass-through entities;

•	persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below);

•	persons that, on the date of acquisition of the debentures, own debentures with a fair market value of more than five percent of the aggregate fair market value of our common stock;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the debentures as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the debentures or common stock under the constructive sale provisions of the Code.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the debentures. Certain consequences to “non-U.S. holders” of the debentures are described under “—Non-U.S. Holders” below. “U.S. holder” means a holder of a debenture that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest on the Debentures

You generally must include interest paid on the debentures as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Market Discount

If you acquire a debenture at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the debenture, the amount of the difference is treated as “market discount” for federal income tax purposes, unless the difference is less than a statutorily defined de minimis amount.

Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, redemption or other disposition of a debenture as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a debenture are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a debenture with market discount in certain nonrecognition transactions in which you receive property the basis of which is determined in whole or in part by reference to the basis of the debenture, such as upon a conversion of the debenture with respect to which we deliver a combination of cash and our common stock, you must include accrued market discount as income at the time of such transaction to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount is recognized as ordinary income upon the disposition of such property.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a debenture-by-debenture basis and is irrevocable.

With respect to debentures with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the debentures. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. Your tax basis in a debenture will be increased by the amount of market discount included in your income under the election.

Amortizable Bond Premium

If you purchase a debenture for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the debenture with “amortizable bond premium” in an amount equal to the excess, except to the extent attributable to the conversion feature of the debenture. Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the debenture during the taxable year, using a constant yield method, over the remaining term of the debenture (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the debenture in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the debenture by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Other Taxable Disposition of the Debentures

Upon the sale, exchange, redemption or other taxable disposition of a debenture (other than a conversion of a debenture into cash and our common stock as described below under “—Conversion of the Debentures”), you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other taxable disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture generally will equal the amount you paid for the debenture and will be subsequently increased by market discount previously included in income in respect of the debenture and will be reduced by any amortizable bond premium in respect of the debenture which has been taken into account.

Any gain or loss recognized on a sale, exchange, redemption or other taxable disposition of a debenture will be capital gain or loss except as described above under “—Market Discount.” Such capital gain or loss will be long-term capital gain or loss if you have held the debenture for more than one year at the time of sale, exchange, redemption or other taxable disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced tax rate if the debenture is held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Debentures

If you convert a debenture and we deliver solely cash in satisfaction of our obligation, you generally would be subject to the rules described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Debentures.”

If you convert a debenture and we deliver a combination of cash and our common stock, you will recognize any gain (but not loss) realized, but only to the extent that such gain does not exceed the cash received (other than cash received that is attributable to accrued interest income and other than cash receive in lieu of a fractional share of common stock), subject to the discussion below under “—Constructive Distributions” regarding the possibility that the adjustment to the conversion price of the debentures converted in connection with a fundamental change, as described under “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Fundamental Change,” may be treated as a taxable distribution. Any such gain recognized generally would be a capital gain, except as described above under “—Market Discount,” and would be taxable as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Debentures.”

Cash received in lieu of a fractional share of common stock upon a conversion of a debenture should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share of common stock and your tax basis in the fractional share, as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Debentures.” Cash received that is attributable to accrued interest income not previously included in income will be taxable as ordinary income.

Your tax basis in any common stock received from us in exchange for a debenture generally will equal your adjusted tax basis in the debenture at the time of the exchange, reduced by any basis allocable to a fractional share, reduce by the amount of cash received in the exchange (other than cash receive that is attributable to accrued interest income not previously included in income and other than cash received in lieu of a fractional share of common stock) and increased by the amount of any gain recognized by you on the exchange (other than gain with respect to a fractional share). The holding period for common stock received on conversion generally will include the holding period of the debenture converted. To the extent the fair market value of shares of common stock received is attributable to accrued interest, the fair market value of such stock generally will be taxable as ordinary interest income (as discussed above under “—Payments of Interest on the Debentures”), your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day after the date of conversion.

In the event we undergo a “business combination,” as described under “Description of Debentures—Conversion Rights—Conversion Procedures,” the conversion obligation may be adjusted so that you would be entitled to convert your debentures into the type of consideration which you would have been entitled to receive upon such business combination had you converted your debentures into our common stock immediately prior to such business combination. Depending on the facts and circumstances at the time of such business combination, such adjustment may result in a deemed exchange of the outstanding debentures, which may be a taxable event for United States federal income tax purposes. You should consult your tax advisor regarding the United States federal income tax consequences of such an adjustment upon a business combination.

Constructive Distributions

Holders of convertible debt instruments such as the debentures may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of such instruments is adjusted. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments generally will not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the debentures may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution would result if the conversion price were adjusted to compensate holders of debentures for distributions of cash to our stockholders. The adjustment to the conversion price of debentures converted in connection with certain changes in control, as described above under “Description of Debentures—Conversion Rights—Conversion upon Fundamental Change or Similar Event,” may also be treated as a constructive dividend. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described below under “—Distributions on the Common Stock” even though you have not received any cash or property as a result of such adjustments. In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Distributions on the Common Stock

Distributions, if any, made on our common stock generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, and dividends received by noncorporate U.S. holders for taxable years prior to January 1, 2009 will generally be subject to tax at the lower applicable capital gains rate, provided certain holding period requirements are satisfied.

Sale, Exchange or Other Taxable Disposition of Common Stock

Upon the sale, exchange or other taxable disposition of our common stock, you generally will recognize capital gain or loss, except as described above under “—Market Discount,” equal to the difference between (i) the amount of cash and the fair market value of any property received upon such disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of such disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally will be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a debenture are determined as discussed above under “—Conversion of the Debentures.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the debentures and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the debentures and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the debentures, dividends paid on the common stock or with respect to proceeds received from a disposition of the debentures or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the debentures. For purposes of this discussion, a “non-U.S. holder” means a holder of debentures that is not a U.S. holder.

Payments of Interest on the Debentures

Payments of interest on the debentures will not be subject to the 30% U.S. federal withholding tax, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your debentures through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, a 30% U.S. federal withholding tax will apply to payments of interest on the debentures, unless you provide us with a properly executed and updated (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States and interest on a debenture is effectively connected with your conduct of that trade or business, you will be required to pay U.S. federal income tax on that interest on a net income basis (although payments to you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. If you are eligible for the benefit of a tax treaty, effectively connected income generally will be subject to U.S. federal income tax only if it is attributable to a “permanent establishment” in the United States. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange, Redemption or Other Taxable Disposition of the Debentures or Common Stock

Any gain realized by you on the sale, exchange, redemption or other disposition of a debenture (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, redemption or other disposition, and certain conditions are met; or

•	in the case of common stock, we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be required to pay U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be required to pay a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses recognized in the same taxable year, even though you are not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, such holders are urged to consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the debentures or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Debentures

To the extent you receive cash upon conversion of a debenture, you generally would be subject to the rules described above under “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Debentures or Common Stock.” Otherwise, you generally will not recognize any income, gain or loss on the conversion of a debenture into common stock.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion rate of the debentures, see “—U.S. Holders—Constructive Distributions” above) will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed and updated IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Non-U.S. Holders—Payments of Interest on the Debentures.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and schedule of Mentor Graphics Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. These documents are an integral part of this prospectus, and references herein to this prospectus shall be deemed to include these documents, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC pursuant to Section 13 of the Exchange Act (Commission File Number 0-13442):

•	Annual Report on Form 10-K for the year ended December 31, 2005, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2006 Annual Meeting of Shareholders, filed with the SEC on March 15, 2006;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 10, 2006;

•	Current Report on Form 8-K, filed with the SEC on May 19, 2006; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on April 29, 1985 with the SEC under Section 12 of Exchange Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the debentures shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from and after the respective dates of filing of such documents. Information contained in documents that we file later with the SEC will automatically update and supersede the information contained in this prospectus.

You may obtain copies of these documents from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by writing to us at Mentor Graphics Corporation, 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777, or calling us at (503) 685-7000.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Such reports, proxy statements and other information may be inspected at the SEC’s public reference facilities at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Copies of such material can also be obtained at prescribed rates by writing to the SEC’s Public Reference Section at the address set forth above or by accessing the SEC’s web site at www.sec.gov.

$200,000,000

6.25% Convertible Subordinated Debentures due 2026

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the registration for resale of the 6.25% Convertible Subordinated Debentures due 2026. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission Registration Fee	$21,400
Costs of Printing	128,600
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	90,000
Total	$490,000

ITEM 15.	LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are an Oregon corporation. Article V of our bylaws indemnifies directors and officers to the fullest extent permitted by the Oregon Business Corporation Act (the “Act”). The effects of Article V are summarized as follows:

(a)	The Article grants a right of indemnification in respect of any action, suit, or proceeding (other than an action by or in the right of Mentor) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred, if the persons concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Mentor, and, with respect to any criminal action or proceeding had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction, or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

(b)	The Article grants a right of indemnification in respect of any action or suit by or in the right of Mentor against the expenses (including attorneys’ fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Mentor, except that no right of indemnification will be granted if the person is adjudged to be liable to us.

(c)	Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

(d)	We are required to promptly indemnify a director or officer unless it is determined by a majority of disinterested directors or by independent counsel that the person’s actions did not meet the relevant standard for indemnification. If the disinterested directors or independent counsel determine that indemnification is not required, the person seeking indemnification may petition a court for an independent determination. In any court action, we will have the burden of proving that indemnification would not be proper. Neither the disinterested directors’ failure to make a determination regarding indemnification for the claim nor an actual determination that the person failed to meet the applicable standard will be a defense to such action or create a presumption that the person is not entitled to indemnification.

(e)	We will advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she is entitled to indemnification and undertakes to repay any amount advanced if it is determined by a court that the person is not entitled to indemnification.

(f)	We may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

We have also entered into Indemnity Agreements with all directors and officers. While the Indemnity Agreements in large part incorporate the indemnification provisions of the Act as described above, they vary from the Act in several respects. The Indemnity Agreements obligate us to provide the maximum indemnification protection allowed under Oregon law, which is intended to provide indemnification broader than that expressly authorized by the Act. The most significant effect of the Indemnity Agreements is to add indemnification for judgments and settlements of derivative lawsuits to the fullest extent permitted by law as may be limited by public policy considerations applied by the courts.

ITEM 16.	INDEX TO EXHIBITS.

Number	Exhibit
4.1	Rights Agreement, dated as of February 10, 1999, between Mentor Graphics Corporation and American Stock, Transfer & Trust Co., incorporated by reference to Exhibit 4.1 to Mentor Graphics’ Current Report on Form 8-K filed with the SEC on February 19, 1999.

4.2	Indenture, dated March 3, 2006, between Mentor Graphics Corporation and Wilmington Trust Company, as Trustee, including the form of 6.25% Convertible Subordinated Debenture due 2026, incorporated by reference to Exhibit 4.1 to Mentor Graphics’ Current Report on Form 8-K filed with the SEC on March 9, 2006.

4.3	Registration Rights Agreement, dated March 3, 2006, between Mentor Graphics Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and UBS Securities LLC, incorporated by reference to Exhibit 10.1 to Mentor Graphics’ Current Report on Form 8-K filed with the SEC on March 9, 2006.

5.1	Opinion of Latham & Watkins LLP.

5.2	Opinion of Dean M. Freed.

12.1	Statement of Computation of Ratios.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	Consent of Dean M. Freed (included in Exhibit 5.2).

24.1	Power of Attorney (incorporated by reference in the signature page to the Registration Statement).

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Wilmington Trust Company (Form T-1).

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilsonville, State of Oregon on this 1st day of June 2006.

MENTOR GRAPHICS CORPORATION

By:	/s/ DEAN M. FREED
Dean M. Freed
Vice President and General Counsel

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Dean M. Freed and Mary Del Balzo, and each of them, with full power of substitution and full power to act without the other, such person’s true and lawful attorney-in-fact and agent to act for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 1, 2006.

Signature	Title

/s/ WALDEN C. RHINES Walden C. Rhines	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ GREGORY K. HINCKLEY Gregory K. Hinckley	President (Principal Financial Officer)

/s/ ANTHONY B. ADRIAN Anthony B. Adrian	Vice President, Corporate Controller (Principal Accounting Officer)

/s/ SIR PETER BONFIELD Sir Peter Bonfield	Director

/s/ MARSHA B. CONGDON Marsha B. Congdon	Director

/s/ JAMES R. FIEBIGER James R. Fiebiger	Director

Signature	Title

/s/ KEVIN C. MCDONOUGH Kevin C. McDonough	Director

/s/ PATRICK MCMANUS Patrick McManus	Director

/s/ FONTAINE K. RICHARDSON Fontaine K. Richardson	Director

EXHIBIT INDEX

Number	Exhibit
4.1	Rights Agreement, dated as of February 10, 1999, between Mentor Graphics Corporation and American Stock, Transfer & Trust Co., incorporated by reference to Exhibit 4.1 to Mentor Graphics’ Current Report on Form 8-K filed with the SEC on February 19, 1999.

4.2	Indenture, dated March 3, 2006, between Mentor Graphics Corporation and Wilmington Trust Company, as Trustee, including the form of 6.25% Convertible Subordinated Debenture due 2026, incorporated by reference to Exhibit 4.1 to Mentor Graphics’ Current Report on Form 8-K filed with the SEC on March 9, 2006.

4.3	Registration Rights Agreement, dated March 3, 2006, between Mentor Graphics Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and UBS Securities LLC, incorporated by reference to Exhibit 10.1 to Mentor Graphics’ Current Report on Form 8-K filed with the SEC on March 9, 2006.

5.1	Opinion of Latham & Watkins LLP.

5.2	Opinion of Dean M. Freed.

12.1	Statement of Computation of Ratios.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	Consent of Dean M. Freed (included in Exhibit 5.2).

24.1	Power of Attorney (incorporated by reference in the signature page to the Registration Statement).

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Wilmington Trust Company (Form T-1).